October 13, 2010

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
100 F Street, NE
Washington, D.C. 20549
Attention:  Ms. Christina DiAngelo

Re:	Wilshire Mutual Funds (File No. 811-07076)

Ms. DiAngelo:

This letter responds to comments given to Jennifer Goodman of Vedder Price P.C., regarding the Wilshire Mutual Funds, Inc. (the “Registrant”) in a telephone conversation on August 31, 2010.  The comments provided related primarily to the December 31, 2009 annual report filed on Form N-CSR (the “Report”).

In connection with the responses below, the Registrant acknowledges that the adequacy and accuracy of the disclosure in the Report is the responsibility of the Registrant; that staff comments or changes to disclosure in response to staff comments in the Report reviewed by the staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Report; and that the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have reproduced the substance of your comments below, followed by the Registrant’s response.

SEC Comment 1
In the Average Annual Return chart for each Fund, please consider showing the benchmark returns for the Funds.

Registrant Response to Comment 1
Beginning with the annual report as of December 31, 2010, the Registrant will disclose the benchmark returns.

SEC Comment 2
Under the "Comparative Performance" section, pursuant to Form N-1A, the line graph should be based on the minimum investment for the Funds.

Registrant Response to Comment 2
The Registrant will modify the line graphs to conform to the minimum initial investment per the prospectus in conjunction with the annual report as of December 31, 2010 where the minimum initial investment exceeds $10,000.

SEC Comment 3
In the "Disclosure of Fund Expenses" table for the Large Cap 130/30 Fund, please confirm whether the expense ratios for the Fund include dividends on short sales.

Registrant Response to Comment 3
The Registrant has reviewed the calculation of the expense ratios utilized for purposes of the Disclosure of Fund Expenses in the December 31, 2009 annual report and notes that certain costs associated with holding short securities were included in the calculation.  However, the Registrant confirms that the dividend expenses were not included in the calculation.  The Registrant will include all costs and expenses related to short securities in the expense ratios for the disclosure of fund expenses beginning with the December 31, 2010 annual report and will include a footnote in the table specifically describing this fact.

SEC Comment 4
With respect to the "Statements of Assets and Liabilities" table, if a Fund invests in money market funds, please disclose such investment in a separate line item to the table (instead of just showing it under "Cash Equivalent").  In addition, please confirm that any expense associated with such investment is calculated in the Acquired Funds Fees and Expenses calculation in the Prospectus.

Registrant Response to Comment 4
The Registrant notes that the PNC money market is a MMDA or demand account according to its service provider and not an investment company. Therefore, the Registrant believes that disclosing this item as a cash equivalent is the best representation.  Additionally, within the June 30, 2010 semi-annual report, the Registrant modified the footnote disclosure for the cash equivalent to better depict the type of account the Registrant is utilizing for excess cash purposes. Because the PNC money market account does not have expenses associated with it and is not an investment company, it is not included in the AFFE calculation.

SEC Comment 5
Please reconcile why there are no expenses under the line item "chief compliance officer expenses" under the "Statements of Operations" table but it is included as an expense under the "Statement of Assets and Liabilities" table.

Registrant Response to Comment 5
The Registrant notes that as of December 31, 2008, chief compliance officer expenses were over-accrued.  In order to effectively correct the over-accrual, expenses were negatively accrued during the year ended December 31, 2009.  Such negative expenses were included with “Other” expenses on the Statement of Operations.

SEC Comment 6
With respect to the "Statements of Changes in Net Assets" table, for any Fund that made distributions, please confirm the Fund is in compliance with Section 19(a) under the 1940 Act (Notice of Distributions).

Registrant Response to Comment 6
The reasons for the return of capital distributions in Wilshire Large Company Growth Portfolio, Wilshire Large Company Value Portfolio, Wilshire Small Company Value Portfolio, and Wilshire Large Cap Core 130/30 Fund were related to post-distribution REIT adjustments and income projection estimates.  Because REIT shareholder Form 1099s (the source of components of distributions) are not available when mutual fund shareholder Form 1099s are prepared, the Registrant had no way of knowing if income derived from REITS would have been over- or under-stated. The Registrant did not anticipate any component of the distributions to be anything other than ordinary income at the time of the annual distributions and issuance of Form 1099 and therefore Section 19(a) notices were not sent.

SEC Comment 7
Please confirm the numerator/denominator used to calculate the expenses of dividend and short positions in the Financial Highlights for the Wilshire Large Cap Core 130/30 Fund.

Registrant Response to Comment 7
The Registrant confirmed the accuracy of the calculation and determined that all proper expenses were incorporated into the calculation.  However, upon further review of the expenses on the Statement of Operations within the annual report, it was determined that the dividend expense on short positions was improperly stated (as was the Dividend Income by the same offsetting amount). The Registrant has reviewed the impact to the financial statements with respect to the netting issue and has assessed its materiality for purposes of determining whether there is a need to restate the financial statements.  As guidance for our assessment the Registrant utilized the “SEC Staff Accounting Bulletin: No. 99 – Materiality.” (“SAB 99”).  The Registrant has concluded, based on its review of SAB 99, that the financial statements need not be restated.  The Registrant will closely monitor this disclosure going forward.

SEC Comment 8
Under Item 4(e)(2)(c) of Form N-CSR, the Registrant's response should reflect the percentage of services that were not preapproved (so it should be 0% not 100%).

Registrant Response to Comment 8
Beginning with the N-CSR filing in conjunction with the annual report dated December 31, 2010, the Registrant will properly reflect such information.

SEC Comment 9
The NT-NSAR filing done in March 2009 states that "due to a series of changes within the Registrant, the auditor review and preparation of the filing was more extensive than had been expected, thus causing the need for an extension of the form N-SAR."  Pursuant to Rule 12b-25(c) under the 1934 Act, if the delay in filing of the N-SAR was due to the auditor, such filing should have had a letter (attached as an exhibit) from the auditor certifying the reasons for the delay.

Registrant Response to Comment 9
The primary reasons for the delay in filing the N-SAR were the changes within the Registrant and the preparation of the filing.  The audit, which was completed on the 60th day, was not the primary reason for the delay.  Accordingly, the Registrant does not believe that an auditor certification letter was required.

SEC Comment 10
Confirm that the annual report from 12/31/08 was in compliance with the 60 day delivery requirement.

Registrant Response to Comment 10
The Registrant verbally confirmed with its print vendor on Day 60 that the annual report was in compliance with the 60-day delivery requirement.

SEC Comment 11
On the Wilshire Mutual Funds website, certain links direct viewers to the 2009 prospectuses.  Please fix.

Registrant Response to Comment 11
The Registrant confirms that all links are now updated to direct viewers to the correct updated prospectuses.

SEC Comment 12
On the Wilshire Mutual Funds website, the fact sheets are from the 1st quarter.  Will those be updated?  What is policy for updating?

Registrant Response to Comment 12
The Registrant confirms that all fact sheets are now updated as of 2nd quarter 2010 and future updates will be completed within 30-45 days after each quarter-end.

Please contact Jennifer Goodman at 312-609-7732 if you have any questions or comments.

Very truly yours,

/s/ Michael Wauters

Michael Wauters
Vice President and Treasurer, Wilshire Mutual Funds, Inc.

cc:	Helen Thompson Aaron W.L. Eubanks Jennifer Goodman Eric Kleinschmidt